EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State of Incorporation
EEI Technologies, Inc. d/b/a Electro Energy, Inc.	Delaware

Mobile Energy Products Inc. d/b/a Electro Energy, Mobile Products Inc.	Delaware

Electro Energy Florida, LLC f/k/a EEI Acquisition Co., LLC	Florida